Linktone Raises 4Q Revenue Guidance — To Announce Fourth Quarter and Fiscal Year End 2007
Financial Results On March 27, 2008

Shanghai, China – February 29, 2008 – Linktone Ltd. (Nasdaq: LTON — News), a leading provider of wireless interactive entertainment products and services to consumers in China, today announced that it will increase its fourth quarter revenue outlook due to stronger-than-expected wireless content sales. Linktone now expects revenue between $15.5 million and $16 million for the quarter, compared with earlier guidance of $13.5 million to $14.5 million.

Linktone also announced that it will report financial results for the fourth quarter and fiscal year ending December 31, 2007 after the U.S. equities markets close on Thursday, March 27, 2008. Linktone will host a conference call to discuss its fourth quarter 2007 and fiscal year end 2007 financial results at 7:00 p.m. Eastern Time on March 27, 2008 (4:00 p.m. Pacific Time on March 27, 2008 and 8:00 a.m. Beijing/Hong Kong Time on March 28, 2008). The dial-in number for the call is 800-240-2430 for U.S. callers and 303-262-2054 for international callers. Chief Executive Officer Michael Li and Deputy Chief Financial Officer HimTiem Foo will be on the call to discuss the quarterly results and highlights and to answer questions from participants. A replay of the call will be available through April 10, 2008. To access the replay, U.S. callers should dial 800-405-2236 and enter passcode 11109898#; international callers should dial 303-590-3000 and enter the same passcode.

Additionally, a live webcast of this call will be available on the Linktone web site at http://english.linktone.com/aboutus/index.html. An archived replay of the call will be available for 90 days.
About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583 Email: edward.liu@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com